SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Kerzner International Limited

(Name of the Issuer)
Kerzner International Limited
K-Two Holdco Limited
K-Two SubCo Limited
Solomon Kerzner
Howard B. Kerzner
Istithmar PJSC
Stephen M. Ross
World Leisure Group Limited

(Names of Persons Filing Statement)
Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)
P8797T13

(CUSIP Number of Class of Securities)
Richard M. Levine
Executive Vice President and General Counsel
Kerzner International Limited
Coral Towers
Paradise Island, The Bahamas
(242) 363-6000

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,181,068,361.78	$340,374.31

*	Calculated solely for purposes of computing the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. Determined by adding (i) the product of 36,715,767, the number of ordinary shares of Kerzner International outstanding as of May 18, 2006, and $81.00, the price to be paid per share in the proposed merger, (ii) the product of 2,526,382 ordinary shares of Kerzner International issuable upon the exercise of options to purchase ordinary shares outstanding as of May 18, 2006 and $45.79 per share in consideration of the cancellation of such options (which is the excess of the merger consideration of $81.00 per share over the weighted average per share exercise price of such options), (iii) the product of 113,000 ordinary shares of Kerzner International subject to stock appreciation rights outstanding as of May 18, 2006 and $13.50 per share in consideration of the cancellation of such stock appreciation rights (which is the excess of the merger consideration of $81.00 per share over the weighted average per share exercise price of such stock appreciation rights) and (iv) the product of 1,109,663 ordinary shares of Kerzner International issuable upon conversion of outstanding convertible notes as of May 18, 2006 and the merger consideration of $81.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006, is equal to 0.0107% of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

Item 1.	Summary Term Sheet
Item 2.	Subject Company Information
Item 3.	Identity and Background of Filing Person
Item 4.	Terms of the Transaction
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Item 6.	Purposes of the Transaction and Plans or Proposals
Item 7.	Purposes, Alternatives, Reasons and Effects
Item 8.	Fairness of the Transaction
Item 9.	Reports, Opinions, Appraisals and Negotiations
Item 10.	Source and Amounts of Funds or Other Consideration
Item 11.	Interest in Securities of the Subject Company
Item 12.	The Solicitation or Recommendation
Item 13.	Financial Statements
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
Item 15.	Additional Information
Item 16.	Exhibits
Item 17.	Signature
EX-99.A.1: PROXY STATEMENT
EX-99.B.1: SENIOR SECURED FINANCING COMMITMENT LETTER
EX-99.B.2: BRIDGE COMMITMENT LETTER
EX-99.C.1: OPINION OF J.P. MORGAN SECURITIES INC.
EX-99.C.3: MATERIALS PRESENTED BY J.P. MORGAN SECURITIES INC.
EX-99.C.4: MATERIALS PRESENTED BY J.P. MORGAN SECURITIES INC.
EX-99.C.5: VALUATION DISCUSSION MATERIALS PRESENTED BY J.P. MORGAN SECURITIES INC.
EX-99.C.6: VALUATION DISCUSSION MATERIALS PRESENTED BY J.P. MORGAN SECURITIES INC.
EX-99.C.7: RECAPITALIZATION ANALYSIS MATERIALS PRESENTED BY J.P. MORGAN SECURITIES INC.
EX-99.C.8: VALUATION DISCUSSION MATERIALS PRESENTED BY J.P. MORGAN SECURITIES INC.
EX-99.D.4: AMENDMENT NO. 1 TO REGISTRATION RIGHTS AND GOVERNANCE AGREEMENT
EX-99.D.10: FORM OF NON-QUALIFIED STOCK OPTION AGREEMENT
EX-99.D.11: FORM OF STOCK APPRECIATION RIGHT AWARD AGREEMENT
EX-99.D.12: FORM OF RESTRICTED STOCK UNIT AGREEMENT
EX-99.D.13: FORM OF RESTRICTED STOCK UNIT AGREEMENT
EX-99.D.14: FORM OF RESTRICTED STOCK AWARD AGREEMENT
EX-99.D.15: FORM OF RESTRICTED STOCK AWARD AGREEMENT
EX-99.D.16: FORM OF RESTRICTED STOCK AWARD AGREEMENT

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) by (1) Kerzner International Limited, a Bahamian international business company (“Kerzner International”), the issuer of ordinary shares, par value $0.001 per share (the “Ordinary Shares”), that is subject to the Rule 13E-3 transaction, (2) K-Two Holdco Limited, a Bahamian international business company (“Buyer”), (3) K-Two Subco Limited, a Bahamian international business company and a wholly-owned subsidiary of Buyer (“Merger Sub”), (4) Solomon Kerzner, an individual, the Chairman of Kerzner International, (5) Howard B. Kerzner, an individual, the Chief Executive Officer of Kerzner International, (6) Istithmar PJSC, a public joint stock company organized under the laws of Dubai (“Istithmar”), (7) Stephen M. Ross, an individual, a director of Kerzner International and (8) World Leisure Group Limited, a British Virgin Islands holding company (together with Kerzner International, Buyer, Merger Sub, Messrs. Kerzner, Istithmar and Mr. Ross, the “Filing Persons”). Capitalized terms used herein but not defined in this Schedule 13E-3 have the meanings given to them in the proxy statement attached as Exhibit (a)(1) to this Schedule 13E-3 (including all schedules and annexes thereto, the “Disclosure Document”).
     Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Disclosure Document including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of Schedule 13E-3 and is supplemented by the information specifically provided herein.
     Information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including Kerzner International, takes responsibility for the accuracy of any information not supplied by such Filing Person.
     The filing of this Schedule 13 E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that Kerzner International is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of Kerzner International within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet (Regulation M-A, Item 1001)
The information set forth in the Disclosure Document under the caption “Summary” is incorporated herein by reference.
Item 2. Subject Company Information (Regulation M-A, Item 1002)

(a)	Name and address. The information set forth in the Disclosure Document under the caption “Summary — Parties to the Proposed Merger — Kerzner International Limited” is incorporated herein by reference. Kerzner International is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

(b)	Securities. The information set forth in the Disclosure Document under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(c)	Trading market and price. The information set forth in the Disclosure Document under the caption “Market Price and Dividend Data” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Disclosure Document under the caption “Market Price and Dividend Data” is incorporated herein by reference.

(e)	Prior public offerings. Not applicable.

(f)	Prior stock purchases. The information set forth in the Disclosure Document under the caption “Transactions in Ordinary Shares” is incorporated herein by reference.

Item 3. Identity and Background Of Filing Person (Regulation M-A, Item 1003)

(a)	Name and address. The information set forth in the Disclosure Document under the caption “Information Regarding the Transaction Participants” is incorporated herein by reference.

(b)	Business and background of entities. The information set forth in the Disclosure Document under the caption “Information Regarding the Transaction Participants” is incorporated herein by reference.

(c)	Business and background of natural persons. The information set forth in the Disclosure Document under the caption “Information Regarding the Transaction Participants” is incorporated herein by reference.
Item 4. Terms of the Transaction (Regulation M-A, Item 1004)

(a)(1)	Tender offers. Not applicable.

(a)(2)	Mergers and similar transactions. The information set forth in the Disclosure Document under the captions “Special Factors”, “The Extraordinary General Meeting of Shareholders”, “The Merger Agreement” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)	Different terms. The information set forth in the Disclosure Document under the captions “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” and “Special Factors — Other Agreements Involving Kerzner International’s Securities” is incorporated herein by reference.

(d)	Appraisal rights. The information set forth in the Disclosure Document under the captions “The Merger Agreement — Shareholders’ Dissenters’ Rights” and “Dissenters’ Rights” and in Annex D to the Disclosure Document is incorporated herein by reference.

(e)	Provisions for unaffiliated security holders. The information set forth in the Disclosure Document under the caption “Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)	Eligibility for listing or trading. Not Applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A, Item 1005)

(a)	Transactions. The information set forth in the Disclosure Document under the captions “Transactions in Ordinary Shares” and “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” is incorporated herein by reference.

(b)-(c)	Significant corporate events, Negotiations or contacts. The information set forth in the Disclosure Document under the caption “Special Factors — Background of the Proposed Merger” is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities. The information set forth in the Disclosure Document under the captions “Special Factors — The Voting Agreement”, “Special Factors — Other Agreements Involving Kerzner International’s Securities”, “The Merger Agreement”, “Transactions in Ordinary Shares” and in Annex A to the Disclosure Document is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals (Regulation M-A, Item 1006)

(b)	Use of securities acquired. The information set forth in the Disclosure Document under the captions “Special Factors — Effects of the Proposed Merger on Kerzner International” and “The Merger Agreement — Merger Consideration” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Disclosure Document under the captions “Special Factors — Background of the Proposed Merger”, “Special Factors — Effects of the Proposed Merger on Kerzner International”, “Special Factors — Plans for Kerzner International After the Merger” and “The Merger Agreement” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a)	Purposes. The information set forth in the Disclosure Document under the caption “Special Factors — Purpose of the Proposed Merger” is incorporated herein by reference.

(b)-(c)	Alternatives; Reasons. The information set forth in the Disclosure Document under the captions “Special Factors — Background of the Proposed Merger”, “Special Factors — Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors”, “Special Factors — Position of Messrs. Kerzner and Ross, WLG and Istithmar as to Fairness of the Proposed Merger” and “Special Factors — Position of Buyer and Merger Sub as to Fairness of the Proposed Merger” is incorporated herein by reference.

(d)	Effects. The information set forth in the Disclosure Document under the captions “Special Factors — Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors”, “Special Factors — Effects of the Proposed Merger on Kerzner International”, “Special Factors — Plans for Kerzner International After the Merger”, “Special Factors — Effects on Kerzner International if the Proposed Merger is Not Completed”, “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger”, “Material U.S. Federal Income Tax Consequences”, “Certain Bahamian Tax Considerations” and “The Merger Agreement” is incorporated herein by reference.
Item 8. Fairness of the Transaction (Regulation M-A Item 1014)

(a)-(b)	Fairness; Factors considered in determining fairness. The information set forth in the Disclosure Document under the captions “Special Factors — Background of the Proposed Merger”, “Special Factors — Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors”, “Special Factors — Position of Messrs. Kerzner and Ross, WLG and Istithmar as to Fairness of the Proposed Merger”, “Special Factors — Position of Buyer and Merger Sub as to Fairness of the Proposed Merger”, “Special Factors — Opinion of the Special Committee’s Financial Advisor” and “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” is incorporated herein by reference.

(c)	Approval of security holders. The information set forth in the Proxy Statement under the caption “The Extraordinary General Meeting of Shareholders — Vote Required” is incorporated herein by reference.

(d)	Unaffiliated representative. The information set forth in the Disclosure Document under the captions “Special Factors — Background of the Proposed Merger”, “Special Factors — Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

(e)	Approval of directors. The information set forth in the Disclosure Document under the captions “Special Factors — Background of the Proposed Merger” and “Special Factors — Reasons for

the Proposed Merger and Recommendation of Kerzner International’s Board of Directors” is incorporated herein by reference.

(f)	Other offers. The information set forth in the Disclosure Document under the captions “Special Factors — Background of the Proposed Merger” and “Special Factors — Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a)	Report, opinions or appraisal. The information set forth in the Disclosure Document under the captions “Special Factors — Background of the Proposed Merger” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in the Disclosure Document under the caption “Special Factors — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

(c)	Availability of documents. The information set forth in the Disclosure Document under the caption “Special Factors — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference. The opinions and presentations prepared by the special committee’s financial advisor are also attached hereto as exhibits (c)(1)-(8), which exhibits are incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a)-(b), (d)	Source of funds; Conditions. The information set forth in the Disclosure Document under the caption “Special Factors — Financing for the Proposed Merger” is incorporated herein by reference.

(c)	Expenses. The information set forth in the Disclosure Document under the caption “Special Factors — Fees and Expenses” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a)	Securities ownership. The information set forth in the Disclosure Document under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities transactions. The information set forth in the Disclosure Document under the caption “Transactions in Ordinary Shares” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation (Regulation M-A Item 1012)

(d)	Intent to tender or vote in a going private transaction. The information set forth in the Disclosure Document under the caption “The Extraordinary General Meeting of Shareholders—Vote Required” is incorporated herein by reference.

(e)	Recommendation of others. The information set forth in the Disclosure Document under the captions “Special Factors —Reasons for the Proposed Merger and Recommendation of Kerzner International’s Board of Directors”, “Special Factors — Position of Messrs. Kerzner and Ross, WLG and Istithmar as to Fairness of the Proposed Merger” and “Special Factors — Position of Buyer and Merger Sub as to Fairness of the Proposed Merger” is incorporated herein by reference.

Item 13. Financial Statements (Regulation M-A Item 1010)

(a)	Financial Information. The audited financial statements of Kerzner International Limited for the years ending December 31, 2005 and 2004 are incorporated herein by reference to Kerzner International Limited’s Form 20-F for the year ended December 31, 2005 filed on March 31, 2006 (see page F-1 and following pages).

The information set forth in the Disclosure Document under the captions “Summarized Financial Information” and “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

The information set forth in the Disclosure Document under the heading “Where You Can Find More Information” is incorporated herein by reference.

(b)	Proforma information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009)

(a)	Solicitations and recommendations. The information set forth in the Disclosure Document under the caption “The Extraordinary General Meeting of Shareholders — Solicitation of Proxies” is incorporated herein by reference.

(b)	Employees and corporate assets. The information set forth in the Disclosure Document under the caption “Information Regarding Transaction Participants” is incorporated by reference herein.
Item 15. Additional Information (Regulation M-A Item 1011)

(b)	Other material information. The information set forth in the Disclosure Document and annexes thereto is incorporated herein by reference.
Item 16. Exhibits (Regulation M-A Item 1016)

(a)(1)	Proxy Statement of Kerzner International Limited, dated May 22, 2006 (the “Disclosure Document”).

(a)(2)	Press Release dated March 20, 2006 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Kerzner International Limited on March 20, 2006).

(a)(3)	Press Release dated May 1, 2006 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Kerzner International Limited on May 1, 2006).

(b)(1)	Senior Secured Financing Commitment Letter dated as of April 30, 2006, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and K-Two Holdco Limited.

(b)(2)	Bridge Commitment Letter dated as of April 30, 2006, by and among Deutsche Bank AG Cayman Islands Branch, Goldman Sachs Credit Partners L.P. and K-Two Holdco Limited.

(c)(1)	Opinion of J.P. Morgan Securities Inc. dated March 20, 2006.

(c)(2)	Opinion of J.P. Morgan Securities Inc. dated April 30, 2006 (included as Annex C to the Disclosure Document).

(c)(3)	Materials presented by J.P. Morgan Securities Inc. to the Special Committee of the Kerzner International Limited Board of Directors on February 21, 2006.

(c)(4)	Materials presented by J.P. Morgan Securities Inc. to the Special Committee of the Kerzner International Limited Board of Directors on February 27, 2006.

(c)(5)	Valuation discussion materials presented by J.P. Morgan Securities Inc. to the Special Committee of the Kerzner International Limited Board of Directors on March 8, 2006.

(c)(6)	Valuation discussion materials presented by J.P. Morgan Securities Inc. to the Special Committee of the Kerzner International Limited Board of Directors on March 20, 2006.

(c)(7)	Recapitalization analysis materials presented by J.P. Morgan Securities Inc. to the Special Committee of the Kerzner International Limited Board of Directors on April 26, 2006.

(c)(8)	Valuation discussion materials presented by J.P. Morgan Securities Inc. to the Special Committee of the Kerzner International Limited Board of Directors on April 29, 2005.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated April 30, 2006, by and among Kerzner International Limited,
K-Two Holdco Limited and K-Two Subco Limited (included as Annex A to the Disclosure Document).

(d)(2)	Voting Agreement, dated as of April 30, 2006, by and among Kerzner International Limited, Solomon Kerzner, Howard B. Kerzner, World Leisure Group Limited and Istithmar PJSC. (included as Annex B to the Disclosure Document)

(d)(3)	Registration Rights and Governance Agreement, dated July 3, 2001, by and among Kerzner International Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc. (incorporated by reference to Exhibit C to Schedule 13D of Mangalitsa Limited with respect to Kerzner International Limited filed on July 13, 2001, File No. 005-48645).

(d)(4)	Amendment No. 1 to Registration Rights and Governance Agreement, dated as of June 28, 2002, by and among Sun International Hotels Limited, World License Group Limited, Kersaf Investments Limited, Caledonia Investments PLC and Cement Merchants SA.

(d)(5)	Irrevocable Proxy Agreement dated as of July 3, 2001, by and among Kerzner International Limited, Sun International Investments Limited, World License Group Limited, Kersaf Investments Limited, Caledonia Investments PLC, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc. (incorporated by reference to Exhibit B to Schedule 13D of Mangalitsa Limited with respect to Kerzner International Limited, filed on July 13, 2001, File No. 005-48645).

(d)(6)	Restricted Stock Agreement dated as of August 4, 2005 between Kerzner International Limited and Howard B. Kerzner (incorporated by reference to Exhibit 4.1 to Form 6-K of Kerzner International, filed on August 5, 2005).

(d)(7)	Corporate Governance Agreement, dated August 10, 2004 between Kerzner International Limited and Istithmar PJSC (incorporated by reference to Exhibit 4 to Schedule 13D/A of Istithmar PJSC with respect to Kerzner International Limited, filed on August 10, 2006).

(d)(8)	Registration Rights Agreement, dated as of August 10, 2004, by and between Istithmar PJSC and Kerzner International Limited (incorporated by reference to Exhibit 5 to Schedule 13D/A of Istithmar PJSC with respect to Kerzner International Limited, filed on August 10, 2006).

(d)(9)	Letter Agreement, dated as of August 10, 2004, by and between Istithmar PJSC, Kerzner International Limited, Caledonia Investments PLC, Cement Merchants S.A. and World Leisure Group Limited (incorporated by reference to Exhibit 7 to Schedule 13D/A of Istithmar PJSC with respect to Kerzner International Limited, filed on August 10, 2006).

(d)(10)	Form of Non-Qualified Stock Option Agreement between Kerzner International Limited and Optionee pursuant to the Kerzner International Limited 2003 Stock Incentive Plan.

(d)(11)	Form of Stock Appreciation Right Award Agreement between Kerzner International Limited and Employee Grantee pursuant to the Kerzner International Limited 2005 Stock Incentive Plan.

(d)(12)	Form of Restricted Stock Unit Agreement between Kerzner International Limited and Grantee for Non-Employee Directors pursuant to the Kerzner International Limited 2005 Stock Incentive Plan.

(d)(13)	Form of Restricted Stock Unit Agreement between Kerzner International Limited and Grantee pursuant to the Kerzner International Limited 2003 Stock Incentive Plan.

(d)(14)	Form of Restricted Stock Award Agreement between Kerzner International Limited and Non-Employee Director Grantee pursuant to the Kerzner International Limited 2005 Stock Incentive Plan.

(d)(15)	Form of Restricted Stock Award Agreement between Kerzner International Limited and Employee Grantee pursuant to the Kerzner International Limited 2005 Stock Incentive Plan.

(d)(16)	Form of Restricted Stock Award Agreement between Kerzner International Limited and Grantee pursuant to the Kerzner International Limited 2003 Stock Incentive Plan.

(d)(17)	Rollover Commitment Letter, dated as of April 30, 2006, between Istithmar PJSC and K-Two Holdco Limited (incorporated by reference to Exhibit 15 to Schedule 13D/A of Istithmar PSJC with respect to Kerzner International Limited, filed on May 2, 2006).

(d)(18)	Rollover Commitment Letter, dated as of April 30, 2006, between World Leisure Group Limited, Solomon Kerzner, Howard B. Kerzner and K-Two Holdco Limited (incorporated by reference to Exhibit N to Schedule 13D/A of Solomon Kerzner with respect to Kerzner International Limited, filed on May 2, 2006).

(f)	Section 83 of the International Business Companies Act, 2000 of the Commonwealth of The Bahamas (included as Annex D to the Disclosure Document).

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KERZNER INTERNATIONAL LIMITED,

by	/s/ Eric Siegel

Name: Eric Siegel Title: Chairman of the Special Committee

K-TWO HOLDCO LIMITED,

by	/s/ Howard B. Kerzner

Name: Howard B. Kerzner Title: President

K-TWO SUBCO LIMITED,

by	/s/ Howard B. Kerzner

Name: Howard B. Kerzner Title: President

SOLOMON KERZNER,

by	/s/ Soloman Kerzner

Name: Soloman Kerzner

HOWARD B. KERZNER,

by	/s/ Howard B. Kerzner

Name: Howard B. Kerzner

ISTITHMAR PJSC,

by	/s/ David Jackson

Name: David Jackson
Title: Chief Investment Officer

STEPHEN M. ROSS,

by	/s/ Stephen M. Ross

Name: Stephen M. Ross

WORLD LEISURE GROUP LIMITED, by Montblanc (Directors) Limited, Sole Corporate Director

by	/s/ Cora Binchy

Name: Cora Binchy

/s/ Mervyn Brian Ellis

Name: Mervyn Brian Ellis

Dated: May 24, 2006